Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186111

ARC REALTY FINANCE TRUST, INC.
SUPPLEMENT NO. 5, DATED SEPTEMBER 10, 2013,
TO THE PROSPECTUS, DATED FEBRUARY 12, 2013

This prospectus supplement, or this Supplement No. 5, is part of the prospectus of ARC Realty Finance Trust, Inc., dated February 12, 2013, or the Prospectus, as supplemented by Supplement No. 4 dated August 23, 2013, or Supplement No. 4. This Supplement No. 5 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 4 and should be read in conjunction with the Prospectus and Supplement No. 4. This Supplement No. 5 will be delivered with the Prospectus and Supplement No. 4. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 5 are to:

•	update disclosure relating to our operating partnership; and

•	update disclosure relating to our description of portfolio investments.

PROSPECTUS UPDATES

Prospectus Summary

The question “How will you structure the ownership and operation of your assets?” on page 6 of the Prospectus is hereby replaced with the following disclosure.

“How will you structure the ownership and operation of your assets?

We expect to own substantially all our investments through our operating partnership. We may, however, own investments, including real properties, through subsidiaries of our operating partnership or through other entities. We are the sole general partner of our operating partnership and the special limited partner is the initial limited partner of our operating partnership. Our ownership of properties in our operating partnership is referred to as an UPREIT, and we will hold interests as a limited partner approximately equal to the value of capital raised by us through sales of our capital stock.”

The disclosure on page 13 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“Certain of our officers and one of our directors also will face these conflicts because of their affiliation with our advisor. These conflicts of interest could result in decisions that are not in our best interests. For a detailed discussion of the various conflicts of interest relating to your investment, as well as the procedures that we have established to mitigate a number of these potential conflicts, see “Conflicts of Interest.”

The following chart shows the ownership structure of the various American Realty Capital entities that are affiliated with us and our advisor.

American Realty Capital VIII, LLC(2) (Sponsor)
100%
ARC Realty Finance Special Limited Partnership, LLC
Public Investors(1)
100%
Special Limited Partner (3) Interest and Limited Partner Interest
ARC Realty Finance Advisors, LLC (Advisor)
Advisory Agreement
ARC Realty Finance Trust, Inc. (REIT)
Dealer Manager Agreement
Realty Capital Securities, LLC(4) (Dealer Manager)
General Partner Interest
ARC Realty Finance Operating Partnership, L.P. (Operating Partnership)

(1)	The investors in this offering will own registered shares of common stock in us.

(2)	Our sponsor is directly or indirectly owned by Nicholas S. Schorsch, William M. Kahane, Peter M. Budko, Brian S. Block and Edward M. Weil, Jr. and controlled by Nicholas S. Schorsch and William M. Kahane.

(3)	The special limited partner retains a special limited partner interest in our operating partnership and is therefore entitled to receive the subordinated participation in net sales proceeds and the subordinated incentive listing distribution. Additionally, the special limited partner is the initial limited partner of our operating partnership, in light of its initial capital contribution to our operating partnership.

(4)

Our dealer manager is 100% owned by AR Capital, LLC, the parent of our sponsor, which is directly or indirectly owned by Nicholas S. Schorsch, William M. Kahane, Peter M. Budko, Brian S. Block and Edward M. Weil, Jr. and controlled by Nicholas S. Schorsch and William M. Kahane.”

Conflicts of Interest

The disclosure on page 113 of the Prospectus is hereby replaced in its entirety with the following disclosure.

“The following chart shows the ownership structure of the various American Realty Capital entities that are affiliated with us and our advisor.

*	Diluted as offering proceeds are raised.

(1)	The investors in this offering will own registered shares of common stock in us.

(2)	Our sponsor is directly or indirectly owned by Nicholas S. Schorsch, William M. Kahane, Peter M. Budko, Brian S. Block and Edward M. Weil, Jr. and controlled by Nicholas S. Schorsch and William M. Kahane.

(3)	The special limited partner retains a special limited partner interest in our operating partnership and is therefore entitled to receive the subordinated participation in net sales proceeds and the subordinated incentive listing distribution. Additionally, the special limited partner is the initial limited partner of our operating partnership, in light of its initial capital contribution to our operating partnership.

(4)	Our dealer manager is 100% owned by the parent of our sponsor, which is directly or indirectly owned by Nicholas S. Schorsch, William M. Kahane, Peter M. Budko, Brian S. Block and Edward M. Weil, Jr. and controlled by Nicholas S. Schorsch and William M. Kahane.”

Description of Portfolio Investments

The following disclosure is hereby added immediately before the section “Financing Obligations” on page 133 of the Prospectus.

“Regency Park Apartments Mezzanine Loan

On September 3, 2013, we, through our operating partnership, acquired a mezzanine loan in the original principal amount of $5.0 million which is secured by the borrower’s pledge of 100% of the equity interests in the owner of the Regency Park Apartments property located in Austin, Texas. The property contains 528 apartment units totaling 513,000 square feet, in 28 separate apartment buildings. The mezzanine loan was originated by an unrelated third party in connection with a $42.0 million senior loan which is secured by the fee simple interest in the property. The mezzanine loan and senior loan total a 73.9% loan-to-appraised value ratio in relationship to the property and were made to allow the owner of the property to refinance certain other borrowings.

We purchased the mezzanine loan with: (i) proceeds from our ongoing offering in the amount of $4.0 million; and (ii) borrowings under a line of credit made available to us by the parent of our sponsor in the amount of $1.0 million.

The mezzanine loan bears interest at a fixed rate of 9.0% per annum, subject to an interest rate increase in the case of a default. The mezzanine loan has a term of five years and requires monthly payments of interest only.  Subject to the satisfaction of certain conditions, including payment of a yield maintenance premium (unless such prepayment occurs within three months prior to the mezzanine loan maturity date), the mezzanine loan may be prepaid in full, but not in part, on any monthly payment date, beginning on the monthly payment date in October 2015.

The underwritten cash flow available for debt service is $3.2 million (net operating income less replacement reserves). This cash flow available for debt service exceeds aggregate forward debt service payments related to the property by 1.36x (calculated by dividing cash flow available for debt service by the projected aggregate annual debt service to be paid in connection with the mezzanine loan and senior loan secured by the property and certain ownership interests in the property for the next year).”